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                           May 10, 2022

       Weidong Luo
       Chief Executive Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 8, Keji South 12th Road, Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed April 29,
2022
                                                            File No. 333-260944

       Dear Mr. Luo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Cover Page

   1.                                                   We note your response
to prior comment 1. We also note your disclosure that, "   Aurora
                                                        refers to Aurora Mobile
Limited, and    we,       us,       our company,    or    our    refers to
                                                        Aurora Mobile Limited
and its subsidiaries, and, when describing our operations and consolidated financial
information, also includes the VIE and its subsidiaries in
                                                        China." Refrain from
using terms such as    we    or    our    when describing activities or
                                                        functions of a VIE and
revise accordingly.
 Weidong Luo
Aurora Mobile Limited
May 10, 2022
Page 2
2. We note your response to prior comment 4 regarding how cash is transferred through your organization. Please include this disclosure on the cover page.
3. Given that the SEC has provisionally named you as a "Commission-Identified Issuer", please expand your disclosure to clarify that you will be added to the conclusive list of Commission-Identified Issuers unless you believe that you have been incorrectly identified and are disputing your placement on the provisional list.
Our Company, page 5

4. We note your response to prior comment 6 relating to the permissions or approvals that you or your subsidiaries may be required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries or the
      VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future.
        You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch
Chief, at 202-551-3453 with any questions.



                                                             Sincerely,
FirstName LastNameWeidong Luo
                                                             Division of
Corporation Finance
Comapany NameAurora Mobile Limited
                                                             Office of
Technology
May 10, 2022 Page 2
cc:       Shu Du
FirstName LastName